                                                                    Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation in the Annual Report on Form 20-F of Panthera Exploration Inc. (the “Company”) for the year ended December 31, 2008 of our report dated April 10, 2009, relating to the Company’s consolidated balance sheets as of May 31, 2008 and the related consolidated statements of operations and deficit and cash flows for the year ended December 31, 2008.

DATED    July 9, 2009

/s/ MacKay LLP

By: MacKay LLP

Chartered Accountants